UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On February 26, 2026, Arbe Robotics Ltd. (“Arbe” or the “Company”) issued a press release announcing the results of its operations for the quarter and year ended December 31, 2025, which press release is furnished as Exhibit 99.1, and a press release announcing the change in the Company’s chief executive officer from Kobi Marenko to Ram Machness, which press release is furnished as Exhibit 99.2.

The second press release announces that, effective April 1, 2026, Ram Machness will assume the position of chief executive officer and Kobi Marenko will serve as president and will continue to serve as a director.

As previously announced, the Company will host a live conference call on Thursday, February 26, 2026 at 8:30 a.m. Eastern Time to discuss its financial results for the fourth quarter and year ended December 31, 2025.

Speakers will include Kobi Marenko, co-founder and chief executive officer, and Karine Pinto-Flomenboim, chief financial officer. Interested persons can register in advance at https://dpregister.com/sreg/10206698/103522e5a54. Log-in instructions will be available upon registering for the event. The live call may be accessed via telephone at from the United States at 1-844-481-3015 toll-free, Israel toll-free at 1-809-212373 or international toll free at +1 (412) 317-1880. A live webcast of the call can be accessed athttps://event.choruscall.com/mediaframe/webcast.html?webcastid=m2nhHjMJ. The day after the call, an archived webcast of the call can be accessed from Arbe’s investor relations website at: https://ir.arberobotics.com.

Incorporation by Reference

The consolidated balance sheets at December 31. 2025 and December 31, 2024, the consolidated statements of operations for the three and twelve months ended December 31, 2025 and 2024, and the consolidated statements of cash flows for the three and twelve months ended December 31, 2025 and 2024, which are exhibits to Exhibit 99.1, are incorporated by reference in any registration statements on Form F-3 or Form S-8 that incorporate by reference material filed by the Company with the SEC.

The second paragraph of this Form 6-K is incorporated by reference in any registration statements on Form F-3 or Form S-8 that incorporate by reference material filed by the Company with the SEC.

Cautionary Note Regarding Forward-Looking Statements

The report on Form 6-K contains, and the press releases furnished with this Form 6-K and the conference call described in the earnings press release will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include any changes in the audited financial statements for the year ended December 31, 2025 from the unaudited information included in the exhibit to this report, Arbe’s ability to transition to a scaled production company, to expand our presence in Level 4 robotaxi, robotruck and autonomous commercial and off-road vehicle markets, and to advance OEM and Tier 1 programs; whether and when Arbe receives the orders it anticipates and the extent of any orders Arbe receives; its ability to meet expectations with respect to its financial guidance and outlook; the timing and completion of key product and project orders and milestones; expectations regarding its collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of report on Form 6-K.

Exhibit Index

Exhibit No.	Document Description
99.1	Earnings Press Release dated February 26, 2026
99.2	Press release dated February 26, 2026 relating to the change in the Company’s chief executive officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date February 26, 2026	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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